EXHIBIT 28


Robert J. Fitzsimmons                                              Embargo until
602/ 207-5759                                                 8:00 a.m. (E.S.T.)


                             The FINOVA Group Inc.
                      Announces 19% Increase in Net Income
                                    For 1997


PHOENIX, Ariz., Jan. 19, 1998 - The FINOVA Group Inc. (NYSE: FNV) today announced record net income of $139.1 million for the year ended December 31, 1997, a 19% increase over the $117.0 million reported in 1996.

         For the fourth quarter of 1997, income from continuing operations increased by 28% to $38.8 million from $30.4 million in the fourth quarter of 1996 and net income increased by 21% to $38.8 million in 1997 from $32.0 million in 1996.

         The results for 1997, expressed as primary earnings per share under previous accounting standards, were $2.47 for 1997 compared to $2.09 for 1996, an increase of 18%. These results exceeded analysts' expectations as reported by IBES International. The improvement in EPS is after issuing approximately 1.7 million common shares in October 1997 for the previously announced acquisition of Belgravia Capital Corporation. Under new accounting guidelines effective for year-end 1997, basic earnings per share for 1997 were $2.56 compared to $2.15 in 1996, a 19% increase, and diluted earnings per share increased by 16% to $2.42 in 1997 from $2.09 in 1996.

         Sam Eichenfield, chairman and chief executive officer of FINOVA, commented, "while it is gratifying to see the results of our past efforts, it is even more exciting to notice that recent strategic decisions are already paying off. Even without Belgravia, both our funded new business and our fee-based volume each exceeded the $1 billion level for the first time in the fourth quarter. Including Belgravia, fee-based volume totaled $1.9 billion." For the year, funded new business was a record $3.3 billion and fee based volume exceeded $4.5 billion.
                                    --more--

         Interest margins earned for the fourth quarter of 1997 rose to an all-time high of 6.6% compared to 5.8% in 1996 and for the year 1997 were 6.2% compared to 5.8% in 1996. Interest margins were helped by the addition of Belgravia's fee-based business in the fourth quarter of 1997.

         According to Eichenfield, "we were able to grow the portfolio by more than 15% for the year, including an annualized growth rate of 19% in the fourth quarter, while maintaining portfolio quality well within our target levels." Nonaccruing assets were 2.1% of managed assets and write-offs as a percentage of average managed assets were 0.56% for the year. "Even so, we have bolstered our reserve by providing for credit losses at 152% of write-offs for the year," added Eichenfield. At December 31, 1997, the reserve for credit losses represented 2.0% of managed assets and 94.5% of nonaccruing assets.

         "The company continues to hold operating costs in line, even as we reward our people for their contribution to the company's performance," said Eichenfield. Selling, administrative and other operating expenses as a percent of interest margins earned were 41.2% and 41.8% for the quarter and annual periods of 1997, respectively, compared to 44.9% and 41.9% for the comparable 1996 periods.

         "1997 was a rewarding year for our shareowners," Eichenfield concluded. "The company's stock price rose 54.7% during the year, return on shareowners' equity continued to climb, and the board of directors increased the dividend by 16.7% and effected a two-for-one stock split." FINOVA's return on equity was 14.7% for the fourth quarter of 1997 and for the full year improved to 14.3% from 13.3% in 1996.

         The FINOVA Group Inc., through its principal operating subsidiary, FINOVA Capital Corporation, is one of the nation's leading financial services companies focused on providing a range of capital solutions to midsize business. FINOVA is headquartered in Phoenix with business development offices throughout the U.S. and in London, U.K.
                                       ###

                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)

                                                       Quarter Ended                Twelve Months Ended
                                                        December 31,                    December 31,
                                                ----------------------------    ----------------------------
                                                    1997            1996            1997            1996
                                                ------------    ------------    ------------    ------------
 Interest earned from
  Financing transactions                        $    230,048    $    185,229    $    827,804    $    702,117
 Operating lease income                               31,756          24,446         116,920          95,817
 Interest expense                                   (111,446)        (96,972)       (416,093)       (366,543)
 Operating lease depreciation                        (21,203)        (15,136)        (72,989)        (62,286)
                                                ------------    ------------    ------------    ------------
 Interest margins earned                             129,155          97,567         455,642         369,105

 Provision for  credit losses                        (20,900)        (10,587)        (69,200)        (41,751)
 Gains on sale of assets                               7,854           4,507          30,261          12,949
 Selling, administrative and
  Other operating expenses                           (53,262)        (43,837)       (190,525)       (154,481)
                                                ------------    ------------    ------------    ------------
 Income before income taxes                           62,847          47,650         226,178         185,822
 Income taxes                                        (23,134)        (17,254)        (83,088)        (69,329)
                                                ------------    ------------    ------------    ------------
 Income from continuing operations before
 preferred dividends                                  39,713          30,396         143,090         116,493
 Preferred dividends, net of tax                        (945)                         (3,992)
                                                ------------    ------------    ------------    ------------
 Income from continuing operations                    38,768          30,396         139,098         116,493
 Income and gain from discontinued operations           --             1,599            --               507
                                                ------------    ------------    ------------    ------------
 Net Income                                     $     38,768    $     31,995    $    139,098    $    117,000
                                                ============    ============    ============    ============

 Basic earnings per share
 Income from continuing operations              $       0.70    $       0.56    $       2.56    $       2.14
 Income and gain from discontinued
  Operations                                    $       --      $       0.03    $       --      $       0.01
                                                ------------    ------------    ------------    ------------
 Net Income                                     $       0.70    $       0.59    $       2.56    $       2.15
                                                ============    ============    ============    ============

 Average shares outstanding                       55,673,000      54,639,000      54,405,000      54,508,000
                                                ============    ============    ============    ============

 Diluted earnings per share*
 Income from continuing operations              $       0.66    $       0.53    $       2.42    $       2.08
 Income and gain from discontinued              $       --      $       0.03    $       --      $       0.01
                                                ------------    ------------    ------------    ------------
  Operations
 Net Income                                     $       0.66    $       0.56    $       2.42    $       2.09
                                                ============    ============    ============    ============

 Average shares outstanding*                      60,552,000      56,824,000      59,161,000      56,051,000
                                                ============    ============    ============    ============

 Dividends per common share                     $       0.14    $       0.12    $       0.52    $       0.46
                                                ============    ============    ============    ============

*Diluted earnings per share give effect to the dilutive potential of options, restricted stock and convertible preferred stock.

                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                               As of December 31,
                                                 ------------------------------------------
FINANCIAL POSITION:                                 1997            1996           1995
                                                 -----------     -----------    -----------
 Ending funds employed (2)                       $ 8,399,456     $ 7,298,759    $ 6,348,079
 Securitizations and participations sold (3)         457,967         364,546        200,000
                                                 -----------     -----------    -----------
   Total managed assets (2)                        8,857,423       7,663,305      6,548,079
 Reserve for credit losses (2)                       177,088         148,693        129,077
 Nonaccruing assets (2)                              187,356         155,505        143,127
 Nonaccruing assets as % of managed assets (4)           2.1%           2.0%           2.2%
 Reserve for credit losses as a % of:
   Ending managed assets (4)                             2.0%            2.0%           2.0%
   Nonaccruing assets                                   94.5%           95.6%          90.2%
 Total debt                                      $ 6,764,581     $ 5,850,223    $ 5,649,368
 Preferred securities                                111,550         111,550           --
 Common shareowners' equity                        1,090,454         929,591        825,184
 Backlog                                           1,601,218       1,477,239      1,070,573

                                       For the Quarter Ended        For the Year Ended
                                           December 31,                December 31,
                                     ------------------------    ------------------------
PERFORMANCE HIGHLIGHTS:                 1997          1996          1997          1996
                                     ----------    ----------    ----------    ----------
 Average managed assets (2)          $8,636,826    $7,516,588    $8,153,076    $7,041,708
 Average earning assets (2) (5)       7,806,934     6,757,732     7,356,845     6,324,545
 New business (2)                     1,000,383       873,659     3,311,105     2,740,353
 Fee-based volume                     1,860,586       819,293     4,532,494     2,937,311
 Write-offs (2)                          14,224         7,999        45,487        32,017
 Write-offs (annualized) as a % of
  average managed assets (4)               0.67%         0.43%         0.56%         0.46%
 Interest margins earned
  (annualized) as a % of average
  earning assets                            6.6%          5.8%          6.2%          5.8%
 Selling, administrative and other
  operating expenses as a % of
  interest margins earned                  41.2%         44.9%         41.8%         41.9%
Return (annualized) on average
 equity                                    14.7%         13.3%         14.3%         13.3%

---------------------------------------------

(1)      Averages for the periods presented are based on month-end balances.
(2)      Excludes discontinued operations disposed of during 1996.
(3) Securitizations are assets sold under securitization agreements and managed by the Company.
(4) Excludes participations sold in which the company has transferred credit risk.
(5) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.